April 30, 2013

VIA EDGAR

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N. E.
Washington, D. C. 20549-7010

Re:	Hovnanian Enterprises, Inc.
Form 10-K for the Year Ended October 31, 2012
Filed December 20, 2012
Response Dated April 5, 2013
Filed No. 1-8551

Dear Mr. Decker:

We have prepared the following in response to your comment letter dated April 18, 2013 with respect to the following:

Hovnanian Enterprises, Inc. (the “Company”)
Form 10-K for the year ended October 31, 2012 (the “10-K”)
File Number: 1-8551

The paragraphs that follow respond to the questions asked under each of the respective headers in your letter. For convenience of reference, the text of the comments in your letter has been reproduced in italics herein.  Any additional disclosures or other revisions to our current disclosure proposed in our responses to your comments will be included in future filings, including our interim filings, if applicable.

In connection with our responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 30, 2013

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find these responses acceptable, however, if you have further questions or comments, please contact me at 732-383-2698.

Sincerely,
/s/ Brad G. O’Connor
Brad G. O’Connor
Vice President, Chief Accounting Officer and Corporate Controller

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 30, 2013

Consolidated Financial Statements
Note 3 – Summary of Significant Accounting Policies, page 72

Inventories, page 73

1.
We note your response to comment six from our letter dated March 7, 2013. It appears from your disclosures on page 24 that you received proceeds of $49.8 million (net of transaction costs of $1.1 million) on the sale of your land parcels to GSO but that the carrying value of the inventory sold was $56.9 million, which would infer a loss on the transaction if it had been accounted for as a sale rather than a financing. So that we may better understand your accounting for this transaction, please address the following:

•
Tell us if you determined the fair value of the land parcels sold to GSO as of the date of the transaction and if so, how that fair value compared to the carrying value of the inventory on the same date;

•	Clarify how you would determine the purchase price of the finished lots in the event that you exercise your purchase option with GSO; and

•	Quantify the amount of deferred financing costs incurred in connection with this transaction.

Response

We advise the Staff that we estimated the fair value of the land parcels sold to GSO as of the date of the transaction.  The estimated fair value equaled the carrying value because most of the parcels that were sold to GSO had been purchased by us within the previous few months.  Also, with respect to one community which had not been recently acquired by us, we had previously recorded an impairment such that at the time of its sale to GSO, the remaining carrying value net of the impairment reserve approximated fair value.  The proceeds we received from the sale to GSO were less than the fair value of the property we sold because the sales contracts, which are option agreements, required option deposits (in an amount typical for these types of option contracts) that we funded through a reduction of the purchase price.  Because the option agreements allow us to repurchase the land parcels from GSO, as noted in our response letter of April 5, 2013, under ASC 360-20-40-38, we concluded that the transaction should be treated for accounting purposes as a financing transaction.

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 30, 2013

The purchase price of the finished lots that we decide to purchase upon exercising our option (there’s no obligation that we do so) is calculated as the amount GSO paid for the lots (the proceeds we received) plus an additional amount based on a specified percentage of such initial purchase price (a rate of return).

The deferred financing costs incurred in connection with this transaction are the $1.1 million in transaction costs disclosed on page 24 of our Annual Report on Form 10-K for the year ended October 31, 2012.

Post Development Completion and Warranty Costs, page 77

2.
Based on your response to comment seven from our letter dated March 7, 2013, it appears that your accounting treatment for warranty costs depends on whether or not the warranty or construction defect is covered under your general liability and construction defect insurance policy rather than based on the dollar amount of the warranty issue as inferred in your disclosure. If true, please revise you accounting policy footnote disclosure in future filings to clarify that aspect of your policy and quantify the amount of warranty costs recognized in cost of goods sold and administrative expenses for each period presented.

Response

We confirm to the Staff that our accounting treatment for warranty costs depends on whether or not the warranty or construction defect is covered under our existing general liability and construction defect insurance policy.  Therefore, as the Staff has requested, we will revise our accounting policy footnote disclosure in future filings to clarify that aspect of our policy and quantify the amount of warranty costs recognized in cost of goods sold (for those that are not covered under our general liability and construction defect insurance policy) and administrative expenses (for those that are covered under our general liability and construction defect insurance policy) for each period presented in the applicable filing.

Note 17 – Warranty Costs, page 100

3.
We note your response to comment 11 from our letter dated March 7, 2013. Please further expand your revised disclosures to clarify that you do not absorb any additional liability associated with your subcontractors’ work as your existing general liability and construction defect insurance policy and related reserves for amounts under your deductible covers construction defects regardless of whether you or your subcontractors are responsible for the defect.

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 30, 2013

Response

We acknowledge the Staff’s request for clarification of our disclosure related to the owner controlled insurance program.  As such, we have further revised our proposed disclosure as provided in our April 18, 2013 response letter.  In future filings, we will revise our disclosure as follows (added text underlined):

“We have been advised that a significant number of our subcontractors and suppliers have also had difficulty obtaining insurance that also provides us coverage.  As a result, we introduced an owner controlled insurance program for certain of our subcontractors, whereby the subcontractors pay us an insurance premium (through a reduction of amounts we would otherwise owe such subcontractors for their work on our homes) based on the value of their services.  We absorb the liability associated with their work on our homes as part of our overall general liability insurance at no additional cost to us because our existing general liability and construction defect insurance policy and related reserves for amounts under our deductible covers construction defects regardless of whether we or our subcontractors are responsible for the defect.  For the fiscal years ended October 31, 2012 and 2011, we received $2.1 million and $1.7 million, respectively, from subcontractors related to the owner controlled insurance program, which we accounted for as a reduction to inventory.”

Note 20 – Investments in Unconsolidated Homebuilding and Land Development Joint Ventures,  page 102

4.
We note your response to comment 13 from our letter dated March 7, 2013. You disclose that you recorded additional investments of $19.7 million and $11.4 million in connection with two land purchases made by one of your unconsolidated joint ventures during fiscal 2011. Please tell us how you determined the amount of these additional investments recognized as well as your percentage ownership interest in the joint venture at the time these purchases were made. Please also clarify for us how you reflected all aspects of the joint venture’s two land purchases in your consolidated financial statements for the year ended October 31, 2011.

Response

The initial capitalization of the joint venture occurred shortly before the purchase by the joint venture in January 2011 of the land parcels owned by us and a third parcel owned by a third party.  In order to capitalize the joint venture we contributed $19.7 million to the joint venture in January 2011, and the joint venture partner contributed $55.5 million.  The $19.7 million we contributed was accounted for as an investment in the joint venture on the equity method basis of accounting.  After this capitalization, the joint venture purchased three land parcels, two from us for proceeds of $36.1 million and the third parcel from a third party for $27.1 million.  The remaining capital contributed to the joint venture was available to fund future working capital needs for these three communities.  As noted in our response letter of April 5, 2013, the $36.1 million received from the joint venture was equal to our book value in those two communities, and also approximated fair value as both of those properties had just recently been purchased by us.  At the time the joint venture purchased these properties, we owned 26% of the joint venture.

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 30, 2013

Similar to the initial capitalization and purchase of land parcels, in April 2011, we and our joint venture partner invested additional capital in the joint venture in order for it to purchase additional land parcels to add to its land portfolio.  We contributed an additional $11.4 million and our partner contributed an additional $36.3 million.  As with the initial capitalization, the $11.4 million we contributed was accounted for as investment in the joint venture under the equity method of accounting.  After this additional capitalization, the joint venture purchased several land parcels from us for $27.2 million, which equaled our book value.  Our book value approximated fair value as we had recently purchased these properties from third parties.  At the time the joint venture purchased these properties, we owned 25% of the joint venture.  The slight change in our ownership percentage was the result of the amount of capitalization provided in the second funding from the two joint venture partners.

In our consolidated financial statements for the year ended October 31, 2011, we reflected these land purchases by the joint venture as follows:

a.
Consolidated Balance Sheet as of October 31, 2011 - The cash that was received for the purchases increased our cash balances in the consolidated balance sheet with a corresponding and equivalent decrease in inventory for the carrying amount of the properties sold at the time of the purchases by the joint venture.

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 30, 2013

b.
Consolidated Statement of Operations for the year ended October 31, 2011 - As the cash received from the joint venture for the purchases was equal to our carrying amount of these properties, no profit or loss was recorded and therefore there was no impact to the income statement for this transaction.